UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One): ☐  Form 10-K    ☐  Form 20-F    ☐  Form 11-K     ☒ Form 10-Q
☐  Form N-SAR     ☐  Form N-CSR

For Period Ended: September 30, 2014

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

Read Instruction (on back page) Before Preparing Form.  Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Prosper Funding LLC	Prosper Marketplace, Inc.
(Full Name of Registrant)	(Full Name of Registrant)

Not applicable.	Not applicable.
(Former name or former address if changed since last report.)	(Former name or former address if changed since last report.)

101 Second Street, 15th Floor
Address of Principal Executive Office (Street and Number)

San Francisco, CA 94105
City, State and Zip Code

PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the  prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof could not be filed within the prescribed time period.

(Attach extra sheets if needed.)

As described in the Form 10-Q that Prosper Marketplace, Inc. and Prosper Funding LLC (collectively, the “Registrants”) are filing for the period ended September 30, 2014, the Registrants are revising certain prior financial information.  The Registrants have concluded that such revisions are not material; however, they have determined that it would be meaningful to include such information within Item 5 Other Information.  This effort has made the Registrants unable to complete the compilation, dissemination and review of the information required to be presented in the Form 10-Q for the relevant period in a timely manner without unreasonable effort or expense.  The Registrants expect to file the Form 10-Q within the extension period provided by this form.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Xiaopei Lee	(415)	593-5400
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Prosper Marketplace, Inc. and Prosper Funding LLC have caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 17, 2014	By: /s/ Xiaopei Lee
Xiaopei Lee
Treasurer of Prosper Funding LLC
Chief Financial Officer of Prosper Marketplace, Inc.

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.